China SHESAYS Medical Cosmetology Inc.

August 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	China SHESAYS Cosmetology Inc.
Amendment No.2 to Registration Statement on Form S-1, filed May 13, 2011
File No. 333-171574

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 27, 2011 (the “Comment Letter”), addressed to Yixiang Zhang, the Chief Executive Officer of China SHESAYS Cosmetology Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with our filing on May 13, 2011 of Amendment No.2 to Registration Statement on Form S-1 pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

As the Company identified certain errors from its previous financial statements as a result of preparing the response to the Comment Letter and determined on July 15, 2011 that the Company’s financial statements for the year ended December 31, 2010, and the three months period ended March 31, 2011 should no longer be relied upon, the Company is in the process of restating 2010 Annual and 2011 First Quarter Financial Statements. The Company plans to file its response to the Comment Letter and an amendment No. 3 to the Registration Statement on Form S-1 within 10 business days, namely, on or before August 15, 2011. If any member of the Staff have any questions regarding the Amendment No.3 to the Current Report or any of our responses to the Comment Letter, please do not hesitate to contact Jie Xiu at (212) 704-6018 or Zhihui Guo at (212) 704-6256 of Troutman Sanders LLP, our outside legal counsel. Their fax number is (212) 704-5904.

Sincerely,

China SHESAYS Medical Cosmetology Inc.

By:	/s/ Yixiang Zhang
Yixiang Zhang
Chief Executive Officer